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STEPHEN M. LEITZELL stephen.leitzell@dechert.com +1 215 994 2621 Direct +1 215 655 2621 Fax

August 10, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Larry Spirgel

Re:                             Select Medical Holdings Corp.

Select Medical Corp.

From 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 8-K Filed May 5, 2016

File Nos. 001-34465 and 001-31441

Dear Mr. Spirgel:

This letter is submitted on behalf of Select Medical Holdings Corporation and Select Medical Corporation (collectively, the “Company”) in response to the comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 27, 2016 from Mr. Larry Spirgel, Assistant Director, to Mr. David S. Chernow, President and Chief Executive Officer of the Company (the “Comment Letter”), regarding the annual report of the Company on Form 10-K that was filed with the Commission on February 26, 2016 (the “Form 10-K”) and the current report of the Company on Form 8-K that was furnished to the Commission on May 5, 2016.

For your convenience, the Staff’s comments are set forth below in bold and followed by the applicable response.  The responses and information described below are based upon information provided to us by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition, page 60

1.              We note that the percentage of net operating revenues derived from the Medicare program has declined slightly from 2012 to 2014, and then declined significantly from 45% in 2014 to 37% in 2015.  We also note that for the three-month period ended March 31, the percentage declined from 45% in 2015 to 32% in 2016.  Please revise to clarify the reasons for this decline and the extent to which you expect this trend to continue.  Also revise to clarify the overall financial impact of this decline.

Response:

The Company acknowledges the Staff’s comment.  Accordingly, the Company has revised its disclosure on page 36 of its quarterly report on Form 10-Q for the quarterly period ended June 30, 2016 that was filed with the Commission on August 4, 2016 (“Second Quarter Form 10-Q”) to include the following disclosure (deleted text from the Form 10-K is shown with a strikethrough and new text is underlined):

The Medicare program reimburses healthcare providers for services furnished to Medicare beneficiaries, which are generally persons age 65 and older, those who are chronically disabled, and those suffering from end stage renal disease. The program is governed by the Social Security Act of 1965 and is administered primarily by the Department of Health and Human Services and CMS. Net operating revenues generated directly from the Medicare program represented approximately 31% of our consolidated net operating revenues for the six months ended June 30, 2016 and 37% of our consolidated net operating revenues for the year ended December 31, 2015. The principal causes of the decrease in Medicare net operating revenues as a percentage of our total net operating revenues are the acquisitions of Concentra on June 1, 2015, and Physiotherapy on March 4, 2016, which both have a significantly lower relative percentage of Medicare net operating revenues as compared to our historical business prior to the acquisitions.  Since the percentage of net operating revenues generated directly from the Medicare program have been historically higher in our specialty hospitals segment as compared to our outpatient rehabilitation and Concentra segments, we anticipate that the percentage of net operating revenues generated directly from the Medicare program will continue to decrease to the extent growth in our outpatient rehabilitation and Concentra segments outpaces growth in our specialty hospitals segment.

The Company has not included disclosure in its Second Quarter Form 10-Q regarding the overall financial impact of the decline in the percentage of net operating revenues derived from Medicare because such disclosure is not material, as the decline is attributable to the diversification of the

Company’s lines of business that resulted from the acquisitions of Concentra and Physiotherapy and is not necessarily indicative of the Company’s expected financial performance.

2.              Please describe any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on your revenue or income from continuing operations.  We note your series of Medicare risk factors starting on page 36, as well as the statement in the second paragraph under “Regulatory Change” on page 63 regarding “some of the more significant healthcare regulatory changes that have affected our financial performance.” To the extent it is known that the events described will cause a material change in the relationship between your costs and revenues, the change in the relationship should be disclosed.

Response:

The Company acknowledges the Staff’s comment. As disclosed throughout the Company’s periodic filings, the Company’s revenue is impacted by the ever-changing regulatory framework regarding Medicare reimbursement.  The Company continuously assesses all new regulations promulgated by the Centers for Medicare and Medicaid Services and manages the business of the Company in response to new and changing regulations in order to attempt to mitigate any negative effects of such regulations and continuously maximize the profitability of the business.  While the Company can discuss the effect of regulations on historical periods, it cannot be known with any degree of certainty the impact that such regulations will ultimately have on the relationship between the Company’s costs and revenues in the future.  Additionally, as noted in response to the Staff’s first comment, the percentage of the Company’s net operating revenues derived from Medicare has decreased because of the acquisitions of Concentra and Physiotherapy, reducing the ultimate impact of any such regulatory changes to the Company taken as a whole.

Significant 2015 Events

New Specialty Hospital Start-up Operating Expenses, page 61

3.              Refer to “start-up Adjusted EBITDA.” We are unable to locate certain required disclosures including a reconciliation of start-up Adjusted EBITDA losses to the most comparable GAAP measure on pages 77 and 78.  Please revise to comply with the requirements outlined in Item 10(e)(1) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. The references to “start-up Adjusted EBITDA losses” were meant to describe a component of the specialty hospitals segment Adjusted EBITDA.

The development of new specialty hospitals can result in start-up costs that exceed net operating revenue, if any, causing Adjusted EBITDA losses during the start-up period for any particular hospital.  The Company has revised its disclosure on page 35 of its Second Quarter Form 10-Q to eliminate the term “start-up Adjusted EBITDA losses” to avoid confusion and replace it with a discussion of the impact of start-up costs on “Adjusted EBITDA,” which the Company uses to measure segment performance.

Furthermore, the discussion of financial effects associated with the development of new specialty hospitals is permissible as such amounts are a component of Adjusted EBITDA for the specialty hospitals segment, which is the segment measure of performance.  Based on the foregoing, we believe the disclosure is in compliance with the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (Last Update: May 17, 2016).  Specifically, Questions 104.01 and 104.02 indicate that measures of segment profitability determined in accordance with Accounting Standards Codification Topic 280 (“ASC Topic 280”) are not non-GAAP financial measures and that the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations of segment information, including components thereof, determined in conformity with ASC Topic 280 is not prohibited by Item 10(e)(1) of Regulation S-K as Adjusted EBITDA is the measure the Company uses to report segment performance.

Form 8-K filed May 5, 2016

VI. Reconciliation of Income Per Common Share to Adjusted Income Per Common Share.

4.              We refer to your presentation of adjusted income per common share.  Please revise to comply with the requirements outlined in Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment.  Accordingly, the Company has revised its disclosure in table IX of the press release attached to its current report on Form 8-K that was furnished to the Commission on August 4, 2016.  In order to comply with the requirements outlined in Item 10(e)(1)(i) of Regulation S-K, the Company revised its disclosure to provide that the Company believes that the presentation of adjusted income per common share is important to investors because it is reflective of the financial performance of the Company’s ongoing operations and provides better comparability of the Company’s results of operations between periods.  In addition, the Company has continued its practice of providing the most directly comparable GAAP financial measure, income per common share, with equal or greater prominence and a reconciliation of adjusted income per common share to income per common share for the periods presented.

* * * * * * * * * *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions, please feel free to contact the undersigned by telephone at (215) 994-2621 or by facsimile at (215) 655-2621.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Stephen M. Leitzell

cc: Michael E. Tarvin, Executive Vice President, General Counsel and Secretary